FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 05, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒         Form 40-F        ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐       No      ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES 2002 OPERATIONAL RESULTS

Financial Results for Full Year 2002 to be announced shortly

Moscow, March 3, 2003. Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced sales volumes for 2002, its first year as a NYSE-listed company.

In 2002, sales volumes in the combined dairy and juice segments increased 21.2% year-on-year. By market segment, juice sales volumes amounted to 476.7 thousand tons, a 45.7% increase over 2001. In the dairy segment, sales volumes in 2002 were 11.7% greater than in the previous year, at 946.0 thousand tons.

Wimm-Bill-Dann will issue a separate press release and conduct a conference call to discuss the company’s 2002 financial results March 17, 2003. Conference call details will be made available in the near future.

- ends -

For further enquiries contact:

Kira Kirioukhina,

Wimm-Bill-Dann Foods OJSC

16 Yauzsky Boulevard, Moscow, Russia

Phone: +7 095 733 9726/9727

Fax: +7 095 733 9725

E-mail: kiryuhina@wbd.ru

www.wbd.com

or

Edward Baumgartner

Shared Value Ltd

30 St James’s Square

London SW1Y 4JH

Phone: +44 20 7321 5010

Fax: +44 20 7321 5020

E-mail: ebaumgartner@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 22 manufacturing facilities in 18 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awared best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer Wimm-Bill-Dann Foods OJSC

Date:       March 05, 2003